

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2017

Via E-Mail

G. Michael O'Leary, Esq.
Andrews Kurth Kenyon LLP
600 Travis Street
Suite 4200
Houston, TX 77002

> **Re:**   **PennTex Midstream Partners, LP**
> **Schedule 13E-3 filed by Energy Transfer Partners, L.P.**
> **Filed May 18, 2017**
> **File No. 005-88873**
>
> **Schedule TO filed by Energy Transfer Partners, L.P.**
> **Filed May 18, 2017**
> **File No. 005-88873**

Dear Mr. O'Leary:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1.   Please advise us why Energy Transfer Equity, L.P., Energy Transfer Partners GP, L.P. and Energy Transfer Partners, L.L.C. have not also been identified as filing persons in the Schedule 13E-3.

2.   Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to

include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which it relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release no. 34-17719 (April 13, 1981). In addition, be sure that each new filer signs the Schedule 13E-3 in his individual capacity.

Offer Document

Purposes of and Reasons for the Offer, page 11

5.   Please revise the second bullet point to describe the potential benefits to ETP and ETP unitholders from this transaction.

The Position of ETP Regarding the Fairness of the Offer, page 12

6.   Provide the disclosure relating to book value as described in instruction 2(iii) to Item 1014 of Regulation M-A.

7.   Refer to the last paragraph in this section. Please revise your disclosure to explain why you do not believe that a going concern valuation is not an appropriate method for valuing the PennTex units.

Financial Projections, page 16

8.   Please revise your disclosure to briefly discuss the material assumptions that underlie these projections and any material limiting factors on the projected information so that investors can have a better understanding of the basis for and limitations on these projections.

9.   We note that you have included non-GAAP financial measures in the projected financial information. Revise to provide the disclosure required by Rule 100 of Regulation G with respect to non-GAAP line items. Refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations and Non-GAAP Financial Measures.

Acceptance for Payment, page 23

10.   Please revise the last sentence in this section to state that any units returned will be returned promptly. See Rule 14e-1(c).

Sources and Amount of Funds, page 33

11. We note that you may use funds from credit facilities. Provide the disclosure required by Item 1007(d) of Regulation M-A and file any loan agreement as an exhibit to your Schedule 13E-3, as required by Item 1016(b) of Regulation M-A.

Effect of PennTex Distributions, page 36

12. It appears based on your disclosure that you will reduce the offer consideration for any amount of cash distributed by PennTex and presumably allow unitholders to retain those distributions. It also appears that unitholders will have to be remitted to you. Please confirm that unitholders are subject to what appears to be a double reduction of the offer consideration and, if so, highlight this fact in your disclosure.

  We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        /s/ Daniel F. Duchovny
        Daniel F. Duchovny
        Special Counsel
        Office of Mergers and Acquisitions